UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EClips Media Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

277885J101
(CUSIP Number)

Michael Baybak
2110 Drew Street, Suite 200, Clearwater, Florida 33765
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27885J 101	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: Michael Baybak

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		13,541,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,541,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,541,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN - Individual

CUSIP No. 27885J 101	13D	Page 3 of 4 Pages

This Amendment No.1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2010 (the “Original Schedule 13D”) by Michael Baybak.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 14, 2010, the Reporting Person sold 87,958,333 shares of common stock to non-affiliated third parties for aggregate gross proceeds of $84,958.33.  As a result of the transactions, the Reporting Person now owns 13,541,667 shares of common stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of July 14, 2010, Reporting Person owns 13,541,667 shares or 6.6% of the Issuer’s Common Stock. All percentages set forth in this Schedule 13D are calculated based on 205,025,338 shares of Common Stock outstanding as of July 23, 2010. Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

CUSIP No. 27885J 101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2010

/s/ Michael Baybak
Michael Baybak